SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Genius Brands International, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

37229T 301

(CUSIP Number)

Gregory B. Payne

301 N. Canon Drive, Suite 305

Beverly Hills, California 90210

(310) 273 - 4204

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 16, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.1 3d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37229T 301

1	Names of Reporting Persons A Squared Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (see instructions) N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization California
Number of Shares Beneficially by Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 990,728
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 990,728
11	Aggregate Amount Beneficially Owned by Each Reporting Person 990,728
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 13.1%
14	Type of Reporting Person (see instructions) OO

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CUSIP No. 37229T 301

1	Names of Reporting Persons Andy Heyward
2	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (see instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially by Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 2,329,200 (1)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 2,329,200 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,329,200 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 27.3%
14	Type of Reporting Person (see instructions) IN

(1)

Consists of (i) 990,728 shares of common stock held by A Squared Holdings LLC over which Andy Heyward and Amy Moynihan Heyward hold voting and dispositive power; (ii) 33,334 shares of common stock issuable upon conversion of 100 shares of the Company’s Series A Convertible Preferred Stock; (iii) 377,237 shares of common stock held by Andy Heyward; (iv) 1,234 shares held by Heyward Living Trust; (v) 166,667 shares issuable upon exercise of warrants held by Andy Heyward; (vi) 380,000 shares of common stock issuable now or within 60 days of October 26, 2017, upon the exercise of stock options granted to Andy Heyward, and (vii) 380,000 shares of common stock issuable now or within 60 days of October 26, 2017, upon the exercise of stock options granted to Amy Moynihan Heyward. Andy Heyward and Amy Moynihan Heyward are spouses who own such shares jointly, and thus both maintain joint voting and dispositive power over such shares.

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CUSIP No. 37229T 301

1	Names of Reporting Persons Amy Moynihan Heyward
2	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (see instructions) N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially by Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 2,329,200 (1)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 2,329,200 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,329,200 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 27.3%
14	Type of Reporting Person (see instructions) IN

(1)

Consists of (i) 990,728 shares of common stock held by A Squared Holdings LLC over which Andy Heyward and Amy Moynihan Heyward hold voting and dispositive power; (ii) 33,334 shares of common stock issuable upon conversion of 100 shares of the Company’s Series A Convertible Preferred Stock; (iii) 377,237 shares of common stock held by Andy Heyward; (iv) 1,234 shares held by Heyward Living Trust; (v) 166,667 shares issuable upon exercise of warrants held by Andy Heyward; (vi) 380,000 shares of common stock issuable now or within 60 days of October 26, 2017, upon the exercise of stock options granted to Andy Heyward, and (vii) 380,000 shares of common stock issuable now or within 60 days of October 26, 2017, upon the exercise of stock options granted to Amy Moynihan Heyward. Andy Heyward and Amy Moynihan Heyward are spouses who own such shares jointly, and thus both maintain joint voting and dispositive power over such shares.

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This Amendment No. 2 to Schedule 13D (this “Amendment”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Genius Brands International, Inc., a Nevada corporation (the “Issuer”). This Amendment amends the Schedule 13D, as previously amended, originally filed with the Securities and Exchange Commission by the Reporting Persons on November 25, 2013, by furnishing the information set forth below. Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission (“SEC”).

Item 2. Identity and Background

Item 2 is hereby amended and restated in its entirety as follows:

“This statement is being filed by the following persons (the “Reporting Persons”):

(a)	A Squared Holdings, LLC, a California limited liability company (“ASH”), of which Mr. Heyward and Ms. Heyward are members, co-managers and controlling persons. The principal business address of ASH is 301 N. Canon Drive, Suite 305, Beverly Hills, CA 90210.

(b)	Andy Heyward is chief executive officer and a director of Issuer. He is a member, co-manager with Amy Moynihan Heyward, his wife, and controlling person of ASH. His business address is 301 N. Canon Drive, Suite 305, Beverly Hills, CA 90210.

(c)	Amy Moynihan Heyward is a director of Issuer. She is a member, co-manager with Andy Heyward, her husband, and controlling persons of ASH. The business address of Ms. Heyward is 301 N. Canon Drive, Suite 305, Beverly Hills, CA 90210.

(d)	During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)	ASH is a California limited liability company. Mr. Heyward and Ms. Heyward are citizens of the United States.

Although this Schedule 13D/A is being made jointly by the Reporting Persons, each of them expressly disaffirms membership in any group under Rule 13d-5 of the Act or otherwise.”

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Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented as follows:

“In open market purchases on October 9, 2017, October 10, 2017, October 11, 2017, October 12, 2017, October 13, 2017, October 16, 2017, October 17, 2017, October 18, 2017, October 19, 2017 and October 20, 2017, Mr. Heyward acquired an aggregate of 377,237 shares of Common Stock for aggregate consideration of approximately $450,195.17 (excluding commissions) using personal funds. The following is a list of Mr. Heyward’s open market purchases described above:

Transaction Date	Shares of Common	Purchase
	Stock Acquired	Price
10/9/2017	7,500	$3.39
10/10/2017	900	$3.32
10/11/2017	14,700	$3.51
10/12/2017	14,700	$3.52
10/13/2017	25,000	$3.53
10/16/2017	17,200	$3.68
10/17/2017	17,200	$3.51
10/18/2017	2,300	$3.42
10/19/2017	8,897	$3.44
10/20/2017	20,000	$3.40

Item 4. Purpose of Transaction

Item 3 is hereby amended and supplemented as follows:

“Mr. Heyward consummated the open market purchases described herein for investment purposes. Mr. Heyward may purchase additional equity or other securities of the Issuer in the open market, in privately negotiated transactions or in other transactions, or in any combination of the foregoing, subject to the Issuer’s insider trading policy and relevant applicable securities laws and regulations. As a director and executive officer of the Issuer, Mr. Heyward may also receive grants of equity-linked securities from time to time under the Issuer's stock incentive plans.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.”

Item 5. Interest in Securities of the Issuer

Items 5(a)-(c) are hereby amended and restated to read as follows:

“(a) As reported in the Issuer’s Prospectus Supplement filed pursuant to Rule 424(b)(5) filed on October 4, 2017, the Issuer had an aggregate of 7,585,794 shares of common stock issued and outstanding as of the date hereof.

As of the date hereof, Mr. Heyward beneficially owns 2,329,200 shares of common stock, or 27.3% of the issued and outstanding common stock of the Issuer. Ms. Heyward beneficially owns 2,329,200 shares of common stock, or 27.3% of the issued and outstanding common stock of the Issuer, indirectly by virtue of being a member, co-manager with her husband Andy Heyward, and controlling person of ASH.

(b) ASH has sole voting and dispositive power over its shares. As a co-managing member of ASH with her husband Mr. Heyward, Ms. Heyward shares voting and dispositive power over the shares. Mr. Heyward holds an irrevocable proxy from Ms. Heyward and has sole voting and dispositive power over shares held by ASH. Each otherwise disclaims beneficial ownership of such shares except to the extent of his or her pecuniary interest therein.

(c) Except as described in this Schedule 13D/A, the Reporting Persons have not engaged in any transactions involving the securities of the Issuer in the past 60 days.”

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 31, 2017

A Squared Holdings, LLC

/s/ Andy Heyward
Andy Heyward, Co-manager

/s/ Amy Moynihan Heyward
Amy Moynihan Heyward, Co-manager

/s/ Andy Heyward
Andy Heyward

/s/ Amy Moynihan Heyward
Amy Moynihan Heyward

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